

October 12, 2021

John D. Schmitz
President, Chief Executive Officer and Chairman
Select Energy Services, Inc.
1233 W. Loop South
Suite 1400
Houston, Texas 77027

       Re: Select Energy Services, Inc.
           Registration Statement on Form S-1
           Filed October 6, 2021
           File No. 333-260093

Dear Mr. Schmitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Raleigh Wolfe